UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1

CANADA LIFE FINANCIAL CORPORATION

(Name of Issuer)

Common Shares
(Title of Class of Securities)

135113108
(CUSIP Number of Class of Securities)

Dale W.J. Scott
Manulife Financial Corporation
200 Bloor Street East, North Tower 11
Toronto, Ontario, Canada
M4W 1E5
(416) 926-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

Copy to:

Alan H. Paley, Esq.
Debevoise & Plimpton
919 Third Avenue
New York, NY 10022
(212) 909-6000

December 27, 2002

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 135113108	Schedule 13D

1	NAME OF REPORTING PERSON Manulife Financial Corporation

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		14,757,541

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		0

WITH
	10	SHARED DISPOSITIVE POWER

14,757,541

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,757,541

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14	TYPE OF REPORTING PERSON

HC

CUSIP No. 135113108	Schedule 13D

1	NAME OF REPORTING PERSON

The Manufacturers Life Insurance Company
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		14,757,541

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		0

WITH
	10	SHARED DISPOSITIVE POWER

14,757,541

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,757,541

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14	TYPE OF REPORTING PERSON

IC

     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Statement”) initially filed by the Reporting Persons on December 12, 2002. Information reported in the Statement remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Statement.

Item 2. Identity and Background

     Item 2 of the Statement is hereby amended and supplemented as follows:

     Information with respect to the directors and executive officers of the Reporting Persons set forth in Annex A to the Statement is hereby amended and restated in its entirety as set forth in Annex A to this Amendment No. 1, and is incorporated by reference in the Statement.

Item 4. Purpose of Transaction

     Item 4 of the Statement is hereby amended and supplemented by adding the following:

     On December 27, 2002, Manulife commenced a take-over bid for the Company by mailing to holders of Common Shares an Offer to Purchase and Circular, dated December 27, 2002 (the “Offer and Circular”), pursuant to which Manulife offered to purchase all of the outstanding Common Shares together with the associated rights issued under the Company’s shareholder rights plan, but not including the Common Shares held by Manulife or its subsidiaries as general fund assets, on the terms and subject to the conditions set forth in the Offer and Circular.

     A copy of the Offer and Circular is filed as Exhibit 3 to this Amendment No. 1.

     On December 27, 2002, Manulife issued a press release announcing that it had mailed the Offer and Circular to the holders of Common Shares of the Company.

     A copy of the press release is filed as Exhibit 4 to this Amendment No. 1.

Item 7. Material to Be Filed as Exhibits

     Item 7 of the Statement is hereby amended and supplemented by adding the following:

Exhibit 3	Offer to Purchase and Circular, dated December 27, 2002. (Incorporated by reference to the Form CB filed by Manulife with respect to the Company on December 30, 2002).

Exhibit 4	Press Release, dated December 27, 2002.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2002

MANULIFE FINANCIAL CORPORATION

	By:	/s/ Peter H. Rubenovitch

	Name: Title:	Peter H. Rubenovitch Executive Vice President and Chief Financial Officer

THE MANUFACTURERS LIFE INSURANCE COMPANY

	By:	/s/ Peter H. Rubenovitch

	Name: Title:	Peter H. Rubenovitch Executive Vice President and Chief Financial Officer

ANNEX A

     Unless otherwise indicated, the business address of the directors and executive officers of the Reporting Persons is 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5 and each occupation set forth opposite such person’s name refers to employment with the Reporting Persons. To the Reporting Persons’ knowledge, none of the Reporting Persons’ directors or executive officers has been convicted in a criminal proceeding or was or is subject to a civil judgment of the type described in clauses (d) or (e) of Item 2 of the Statement. Unless otherwise indicated, each of the directors and officers of the Reporting Persons is a citizen of Canada.

Directors of the Reporting Persons

Number of
	Occupation and	Common Shares
Name	Business Address	Beneficially Owned

Arthur R. Sawchuk	Chairman of the Board

Dominic D’Alessandro	President and Chief Executive Officer

Kevin E. Benson	President and Chief Executive Officer Laidlaw Inc. 55 Shuman Blvd., Suite 400 Naperville, IL 60563 USA

John M. Cassaday	President and Chief Executive Officer Corus Entertainment Inc. BCE Place – Suite 1630, 181 Bay Street P.O. Box 767 Toronto, Ontario M5J 2T3 Canada	6,901

Lino J. Celeste	Corporate Director

Dr. Gail C.A. Cook-Bennett	Chairperson Canada Pension Plan Investment Board One Queen Street East, Suite 2700 Toronto, Ontario M5C 2W5 Canada

Robert E. Dineen, Jr.*	Partner Shearman & Sterling 599 Lexington Avenue, Suite 1060 New York, New York 10022-6069 USA

Pierre Y. Ducros	President P. Ducros & Associates, Inc. 1155 Rene Levesque Blvd. W., Suite 1012 Montreal, Q.C. H3B 2J2 Canada	5,000

Allister P. Graham	Board Chairman Nash Finch Company 7600 France Avenue South Minneapolis, Minnesota 55435 USA

Thomas E. Kierans	Chairman The Canadian Institute for Advanced Research 100 Richmond Street W., Suite 331 Toronto, Ontario M5H 3K6 Canada

Dr. Lorna R. Marsden	President and Vice Chancellor York University 4700 Keele Street North York, Ontario M3J 1P3 Canada

Hugh W. Sloan, Jr.**	Deputy Chairman Woodbridge Foam Corporation 2500 Meijer Drive Troy, Michigan 48084 USA

Gordon G. Thiessen	Corporate Director

*	United States citizen.

**	Canadian and United States citizen.

Michael H. Wilson	President and Chief Executive Officer UBS Global Asset Management (Canada) Co. 77 King Street W. Royal Trust Tower Toronto Dominion Centre, 37th Floor Toronto, Ontario M5K 1G8 Canada	3,078

Executive Officers of the Reporting Persons

Number of
	Occupation and	Common Shares
Name	Business Address	Beneficially Owned

Dominic D’Alessandro	President and Chief Executive Officer

Victor S. Apps***	Executive Vice President and General Manager, Asia Manulife Plaza The Lee Gardens 33 Hysan Avenue Causeway Bay, Hong Kong

John D. DesPrez, III*	Executive Vice President, U.S. Operations 77 Tremont Street, Suite 1300 Boston, MA 02108-3915 USA

Bruce H. Gordon	Executive Vice President, Canadian Operations 500 King Street North Waterloo, Ontario N2J 4C6 Canada

Donald A. Guloien	Executive Vice President and Chief Investment Officer

Geoff I. Guy	Executive Vice President and Chief Actuary

Paul G. Haggis	Executive Vice President, Business Development

*	United States citizen.

***	British citizen.

John C. Mather*	Executive Vice President and Chief Information Officer

Trevor J. Matthews****	Executive Vice President, Japan President and Chief Executive Officer, Manulife Life Insurance Company 1 Kokuryocho, 4-chome Chofu-shi, Toyko 182-8621 Japan

Peter H. Rubenovitch	Executive Vice President and Chief Financial Officer

*	United States citizen.

****	Australian citizen.

EXHIBIT INDEX

Exhibit 3	Offer to Purchase and Circular, dated December 27, 2002. (Incorporated by reference to the Form CB filed by Manulife with respect to the Company on December 30, 2002).

Exhibit 4	Press Release, dated December 27, 2002.